UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Ranger Energy Services, Inc.

(Name of Issuer)

CLASS A COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

75282U 104

(CUSIP Number)

Charles S. Leykum

2500 Summer Street, Suite 1100

Houston, Texas 77007

(281) 407-0686

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 1, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75282U 104

1.	Name of Reporting Persons Charles S. Leykum
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 41,324
	8.	Shared Voting Power 4,266,990
	9.	Sole Dispositive Power 41,324
	10.	Shared Dispositive Power 4,266,990

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,308,314
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.7%
14.	Type of Reporting Person IN

CUSIP No. 75282U 104

1.	Name of Reporting Persons CSL Energy Opportunity GP I, LLC 45-2494955
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,816
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,816
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,816
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 0.1%
14.	Type of Reporting Person OO

CUSIP No. 75282U 104

1.	Name of Reporting Persons CSL Energy Opportunity GP II, LLC 47-2465769
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,265,174
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,265,174

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,265,174
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.5%
14.	Type of Reporting Person OO

CUSIP No. 75282U 104

1.	Name of Reporting Persons Ranger Energy Holdings, LLC 38-3934054
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person OO

CUSIP No. 75282U 104

1.	Name of Reporting Persons Torrent Energy Holdings, LLC 37-1760971
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person OO

CUSIP No. 75282U 104

1.	Name of Reporting Persons Ranger Energy Holdings II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person OO

CUSIP No. 75282U 104

1.	Name of Reporting Persons Torrent Energy Holdings II, LLC 30-0998585
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person OO

CUSIP No. 75282U 104

1.	Name of Reporting Persons CSL Energy Holdings I, LLC 45-2665080
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person OO

CUSIP No. 75282U 104

1.	Name of Reporting Persons CSL Energy Holdings II, LLC 32-0456689
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,265,174
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,265,174

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,265,174
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.5%
14.	Type of Reporting Person OO

CUSIP No. 75282U 104

1.	Name of Reporting Persons CSL CM GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,266,990
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,266,990

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,266,990
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.5%
14.	Type of Reporting Person OO

CUSIP No. 75282U 104

1.	Name of Reporting Persons CSL Capital Management, L.P. 26-2463632
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,266,990
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,266,990

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,266,990
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.5%
14.	Type of Reporting Person OO

CUSIP No. 75282U 104

1.	Name of Reporting Persons CSL Fund II Preferred Holdings LLC 85-1368579
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,265,174
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,265,174
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,265,174
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.5%
14.	Type of Reporting Person OO

CUSIP No. 75282U 104

1.	Name of Reporting Persons CSL Energy Opportunities Fund I, L.P. 45-2495008
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person PN

CUSIP No. 75282U 104

1.	Name of Reporting Persons CSL Energy Opportunities Fund II, L.P. 36-4799022
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,265,174
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,265,174

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,265,174
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.5%
14.	Type of Reporting Person PN

Explanatory Note

This Amendment No. 5 to Schedule 13D amends and supplements the statement on Schedule 13D filed by Charles S. Leykum, CSL Energy Opportunity GP I, LLC, CSL Energy Opportunity GP II, LL, Ranger Energy Holdings, LLC, Torrent Energy Holdings, LLC, Ranger Energy Holdings II, LLC, Torrent Energy Holdings II, LLC, CSL Energy Holdings I, LLC, CSL Energy Holdings II, LLC, CSL Energy Opportunities Fund I, L.P., CSL Energy Opportunities Fund II, L.P. and CSL Energy Opportunities Master Fund, LLC with the Securities and Exchange Commission on November 19, 2019, as amended on March 16, 2020, May 15, 2020, September 22, 2021 and November 7, 2023 (as amended, the “Schedule 13D”) relating to the Class A Common Stock of Ranger Energy Services Inc. (the “Issuer”).

The principal executive offices of the Issuer are located at 10350 Richmond, Suite 550, Houston, Texas 77042. Except as set forth below and as to give effect to the changes in ownership amounts reflected above, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons continue to believe in the Issuer’s business, strategy and management and expect to remain major stockholders of the Issuer going forward. To manage the life cycles of their funds, the Reporting Persons expect to sell additional shares of the Class A Common Stock now held from time to time depending on market conditions. There can be no assurance, however, that the Reporting Persons will actually sell any shares of the Class A Common Stock. Such sales may be in the open market, in privately negotiated transactions, or otherwise. Other than as described, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) -(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) Calculations of the percentage of shares of Class A Common Stock beneficially owned are calculated in accordance with Rule 13d-3 and assume that there are 24,412,713 shares of Class A Common Stock outstanding (based on the Issuer’s Quarterly Report on Form 10-Q filed on October 31, 2023).

The aggregate number and percentage of shares of Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

Charles S. Leykum (“Leykum”) is the record holder of 41,324 shares of Class A Common Stock and CSL Energy Opportunity GP I, LLC (“CSL GP I”) is the record holder of 1,816 shares of Class A Common Stock.

CSL Fund II Preferred Holdings LLC (“CSL Preferred Holdings”) is the record holder of 4,265,174 shares of Class A Common Stock. CSL Energy Opportunities Fund II, L.P. (“CSL OII”) and CSL Energy Holdings II, LLC (“CSL HII”) are members of CSL Preferred Holdings. CSL Energy Opportunity GP II, LLC (“CSL GP II”) is (i) the general partner of CSL OII and (ii) the managing member of CSL HII.

CSL Capital Management, L.P. (“CSL Capital Management”) is the investment advisor to the CSL GP II and CSL Preferred Holdings. CSL CM GP, LLC (“CSL CM GP”) is the general partner of CSL Capital Management. Leykum is the managing member of each of CSL GP I, CSL GP II and CSL CM GP.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than Leykum, CSL GP I and CSL Preferred Holdings to the extent any of such persons directly holds the securities reported on this Schedule 13D) is the beneficial owner of any of the Class A Common Stock referred to herein for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person. Each Reporting Person expressly disclaims beneficial ownership of such shares of Class A Common Stock and any assertion or presumption that it or he and the other persons on whose behalf this statement is filed constitute a “group.”

(c) Annex A attached hereto lists all transactions in Class A Common Stock since the most recent filing of an amendment to this Schedule 13D. The transactions in Common Stock were effected in the open market through a broker.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 5, 2023	Charles S. Leykum

/s/ Charles S. Leykum
Charles S. Leykum

CSL Energy Opportunity GP I, LLC

	By:	/s/ Charles S. Leykum
	Name:	Charles S. Leykum
	Title:	Managing Member

CSL Energy Opportunity GP II, LLC

	By:	/s/ Charles S. Leykum
	Name:	Charles S. Leykum
	Title:	Managing Member

Ranger Energy Holdings, LLC

	By:	/s/ Charles S. Leykum
	Name:	Charles S. Leykum
	Title:	Senior Vice President

Torrent Energy Holdings, LLC

	By:	/s/ Charles S. Leykum
	Name:	Charles S. Leykum
	Title:	Senior Vice President

Ranger Energy Holdings II, LLC

	By:	/s/ Charles S. Leykum
	Name:	Charles S. Leykum
	Title:	Manager

Torrent Energy Holdings II, LLC

By:	CSL Energy Holdings I, LLC,
its managing member

By:	CSL Energy Opportunity GP I, LLC
its managing member

By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Manager

CSL Energy Holdings I, LLC

By:	CSL Energy Opportunity GP I, LLC,
its managing member

By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Managing Member

CSL Energy Holdings II, LLC

By:	CSL Energy Opportunity GP II, LLC,
its managing member

By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Managing Member

CSL CM GP, LLC

By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Managing Member

CSL Capital Management, L.P.

By:	CSL CM GP, LLC, its general partner

By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Managing Member

CSL Fund II Preferred Holdings LLC

By:	CSL Capital Management, L.P.

By:	CSL CM GP, LLC, its general partner

By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Managing Member

CSL Energy Opportunities Fund I, L.P.

By:	CSL Energy Opportunity GP I, LLC,
its general partner

By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Managing Member

CSL Energy Opportunities Fund II, L.P.

By:	CSL Energy Opportunity GP II, LLC,
its general partner

By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Managing Member

ANNEX A

TRANSACTIONS

The following table sets forth all transactions with respect to Class A Common Stock effected in the last sixty (60) days by the Reporting Persons or on behalf of the Reporting Persons in respect of the shares of Class A Common Stock, inclusive of any transactions effected through 4:00 p.m., New York City time, on December 4, 2023.

Date	Effected By	Nature of Transaction	Quantity	Price
11/27/2023	CSL Preferred Holdings	Open Market Sale	19,096	$10.01
11/28/2023	CSL Preferred Holdings	Open Market Sale	46,525	$10.05
11/29/2023	CSL Preferred Holdings	Open Market Sale	84,209	$10.00
11/30/2023	CSL Preferred Holdings	Open Market Sale	43,814	$9.86
12/1/2023	CSL Preferred Holdings	Open Market Sale	75,000	$10.24
12/4/2023	CSL Preferred Holdings	Open Market Sale	31,356	$10.13